EXHIBIT 4.1
                                                                    -----------

                        FIRST OAK BROOK BANCSHARES, INC.
                              DIRECTORS STOCK PLAN

     1. Establishment; Purpose. First Oak Brook Bancshares, Inc. ("FOBB") establishes this First Oak Brook Bancshares, Inc. Directors Stock Plan (the "Stock Plan"), for the benefit of its directors, to be administered by the Chief Financial Officer of FOBB (the "Administrator"). The purpose of the Stock Plan is to provide an incentive to FOBB directors who are not employees of FOBB to remain as directors, increase their efforts for the success of FOBB, and encourage them to own additional shares of Common Stock of FOBB ("Common Stock"), thereby aligning their interests more closely with the interests of the stockholders of FOBB. This Stock Plan shall be effective July 1, 1999.

     2. Election to Participate. Any director of FOBB who is not an employee of FOBB or any of its subsidiaries may elect to participate in the Stock Plan by filing an election with the Administrator. Elections to participate shall apply to a fiscal year commencing on July 1. Once an election has been filed with the Administrator, the director shall participate in the Stock Plan for the entire year in which he or she has initially elected to participate and for all subsequent years until the director files a notice of revocation of election with the Administrator. To be effective, any election or revocation under this paragraph 2 must be filed by the May 31st immediately preceding the July 1st on which it is to take effect.

     3. Fees Paid in Stock. Commencing as of July 1 of the year a director elects to participate, all director fees earned by the director shall be paid in shares of Common Stock until the director shall cease to serve as a member of the FOBB board of directors or until June 30 of the year in which the director shall file a notice of revocation of election pursuant to paragraph 2, whichever first occurs. Director fees for this purpose shall be all fees paid to a director by reason of his or her being a member of any voting, non-advisory board of directors of FOBB or any committee thereof. The number of shares of Common Stock to be paid to a director shall be computed by dividing the total amount of fees earned by the director in a given period by the fair market value of one share of Common Stock as of the last business day on which trades in Common Stock were reported during the calendar quarter immediately preceding the quarter in which the period occurs. Fair market value as of any date means the closing price of the Common Stock on the NASDAQ National Market. Shares paid to a director shall be issued on a quarterly or more frequent basis as the Administrator shall determine.

     4. Available Shares. Subject to paragraph 7 (relating to adjustments upon changes in capitalization), as of any date, the maximum number of shares of Common Stock issuable under the Stock Plan shall be 25,000.

     5. Shares. Shares paid to directors under the Stock Plan shall be paid with newly issued shares of Common Stock of FOBB or treasury shares of Common Stock held by FOBB. No fractional shares shall be issued. Whenever the computation of the number of shares to be paid results in a fractional amount of one-half or greater, such amount shall be rounded up to the next greater whole number of shares and in all other cases such amount shall be rounded down to the next lower whole number of shares.

     6. Securities Law Compliance. The Administrator may impose such requirements and restrictions with respect to any shares of Common Stock acquired under the Stock Plan as it may deem advisable including, without limitation, (a) legends and/or stop-transfer orders restricting transferability, and (b) investment and other representations from directors.

     7. Adjustment in Capitalization. In the event that any change in the outstanding shares of Common Stock occurs by reason of a stock dividend, stock split, recapitalization, merger, consolidation, combination, share exchange or similar corporate change, the number of shares of Common Stock which may be issued under this Stock Plan shall be appropriately adjusted.

     8. Deferred Stock Units. Directors who participate in the Stock Plan may elect to defer receipt of their shares of Common Stock otherwise payable under the Stock Plan and, in lieu thereof, FOBB shall maintain on its books deferred stock units ("Units") representing an obligation to issue shares of Common Stock. Units shall be credited to the director at the time and in the amount that shares of Common Stock would otherwise have been paid in the absence of an election to defer. Additional Units shall be credited at the time dividends are paid on the Common Stock, as if such dividends were directors fees subject to this Stock Plan.

     9. Nonassignment. Neither a director nor his or her duly designated beneficiary shall have any right to assign, transfer, pledge or otherwise convey the right to receive any Common Stock or Units hereunder, and any such attempted assignment, transfer, other conveyance shall not be recognized by FOBB.

     10. Designation of Beneficiary. A director may designate the beneficiary which is to receive any unpaid Common Stock or Common Stock Payable with respect to Units credited at the director's death. Such designation shall be effective by filing a written notification with the Administrator and may be changed from time to time by similar action. If no such designation is made by a director, any such balance shall be paid to the director's estate.

     11. Administrator. The Administrator shall establish the procedures and maintain all books and records in connection with the Stock Plan.

     12. Amendment. The Plan may be amended or terminated at any time by action of the Board of Directors of FOBB, but no amendment shall adversely affect a director's rights with respect to fees earned but not yet paid in Common Stock or any Units without the director's written consent.